EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended
	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007	December 31, 2006
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$15,393	$15,765	$23,625	$14,772	$8,635
Interest on rental expense	9,360	7,240	7,300	6,200	6,460

Total fixed charges	24,753	23,005	30,925	20,972	15,095

Earnings:
Income from continuing operations before income taxes	161,984	106,135	103,588	104,714	92,397

Earnings available to cover fixed charges	$186,737	$129,140	$134,513	$125,686	$107,492

Ratio of earnings to fixed charges	7.5	5.6	4.3	6.0	7.1

Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—